         EX-99.B-77C

SUB-ITEM 77C: Submission of matters to a vote of securityholders

SHAREHOLDER MEETING RESULTS

On February 2, 2007, a special shareholder meeting (Meeting) for W&R Target Small Cap Value Portfolio (Portfolio), a series of W&R Target Funds, Inc., was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose (and with the following results):

Proposal 1: To approve a sub-advisory agreement between Waddell & Reed Investment Management Company and BlackRock Capital Management, Inc. with respect to the Portfolio.

For	Against	Abstain
10,760,526.293	377,969.304	512,884.144

Proposal 2: To authorize a "manager of managers" structure for the Portfolio whereby Waddell & Reed Investment Management Company will be able to make changes to the Portfolio's sub-advisors and materially amend investment sub-advisory agreements related to the Portfolio without obtaining shareholder approval.

For	Against	Abstain
10,383,480.842	749,182.153	518,716.746